

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 5, 2017

Mr. James Offerdahl
Chief Financial Officer
Bazaarvoice, Inc.
10901 South Stonelake Blvd.
Austin, Texas 78759-5749

      Re: Bazaarvoice, Inc.
                Form 10-K for the Fiscal Year Ended April 30, 2016
                Filed June 20, 2016
                File No. 001-35433

Dear Mr. Offerdahl:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Kathleen Collins

                Kathleen Collins
                Accounting Branch Chief
                Office of Information Technologies
                and Services